UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. )*

UCP, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

90265Y 106
(CUSIP Number)

John R. Hart President and Chief Executive Officer PICO Holdings, Inc. 7979 Ivanhoe Avenue, Suite 300 La Jolla, California 92037 (888) 389-3222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP No.	90265Y 106
1.	Names of Reporting Persons PICO Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 10,593,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 10,593,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	90265Y 106
1.	Names of Reporting Persons John R. Hart
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 10,593,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 10,593,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.7%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of UCP, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6489 Camden Avenue, Suite 204, San Jose, CA 95120.

Item 2.  Identity and Background.

This Schedule 13D is being filed by (i) PICO Holdings, Inc., a California corporation (“PICO”), by virtue of PICO's direct ownership of membership interests of UCP, LLC (“UCP LLC”) and (ii) and John R. Hart (“Hart”). Hart is the President and Chief Executive Officer and a member of the board of directors of PICO and may be deemed to share voting power and investment control over the UCP LLC membership interests owned by PICO and the shares of Class A Common Stock of the Issuer issuable on exchange of those UCP LLC membership interests. PICO and Hart are collectively the “Reporting Persons” and individually a “Reporting Person.”

PICO is a diversified holding company that seeks to build and operate businesses where it believes significant value can be created from the development of unique assets, and to acquire businesses which it identifies as undervalued and where its management participation in operations can aid in the recognition of the business's fair value, as well as create additional value. PICO is incorporated in California and its principal executive offices are located at 7979 Ivanhoe Avenue, Suite 300, La Jolla, California 92037.

Hart is a citizen of the United States and is the President and Chief Executive Officer and a member of the board of directors of PICO. Hart's principal business address is 7979 Ivanhoe Avenue, Suite 300, La Jolla, California 92037.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

PICO directly owns 10,593,000 Series A Units of UCP LLC. These membership interests were received in a reclassification of the outstanding common stock of the Issuer and of the outstanding membership interests in UCP LLC effected on July 23, 2013 in connection with the initial public offering of the Class A Common Stock of the Issuer. PICO had acquired ownership of all of the membership interests of UCP LLC in January 2008 using its available working capital. This reclassification is described in greater detail in the prospectus included in the registration statement on Form S-1 (Reg. No. 333-187735) filed by the Issuer.

Pursuant to an Exchange Agreement entered into on July 23, 2013 (the “Exchange Agreement”), PICO (and certain permitted transferees) may, from time to time and after July 23, 2013 (subject to the terms of the Exchange Agreement), exchange each Series A Unit of UCP LLC for one share of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As PICO exchanges its interests pursuant to the Exchange Agreement, the Issuer's interest in UCP LLC will be correspondingly increased.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock of the Issuer reported herein as of July 23, 2013 (the date of the Exchange Agreement).

Item 4.  Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of UCP LLC's membership interests (and beneficial ownership of Class A Common Stock reported herein) were acquired in the reclassification of PICO's ownership of UCP LLC, which had been acquired in January 2008 for investment purposes.  This reclassification was conducted in conjunction with the Issuer's initial public offering. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, neither of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 7,750,000 shares of the Issuer's Class A Common Stock outstanding as of July 23, 2013 as reported by the Issuer.

(a) PICO directly owns 10,593,000 Series A Units of UCP LLC. Pursuant to the Exchange Agreement, PICO (and certain permitted transferees) may exchange each Series A Unit of UCP LLC for one share of Class A Common Stock of the Issuer on a one-for-one basis. The Series A Units of UCP LLC held by PICO represent 57.7%, of the total number of shares of Class A Common Stock outstanding (following full conversion of the Series A Units of UCP LLC).  Hart is the President and Chief Executive Officer and a member of the board of directors of PICO and may be deemed to share voting power and investment control over the UCP LLC membership interests (and the shares of Class A Common Stock of the Issuer issuable on exchange of those UCP LLC membership interests) owned by PICO.

In addition, PICO directly owns 100 shares of Class B Common Stock of the Issuer.  Under the Issuer's Amended and Restated Certificate of Incorporation, the holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to one vote for each UCP LLC Series A Unit held by such holder. Accordingly, as PICO exchanges its UCP LLC Series A Units for shares of Class A Common Stock of the Issuer pursuant to the Exchange Agreement, the voting power held by PICO as a result of its shares of Class B Common Stock will be automatically and correspondingly reduced.

(b) The Reporting Persons have and will have the sole power to vote and dispose of the shares of the Class A Common Stock that they beneficially own, by virtue of the relationships described above.

(c)  Other than as described above in connection with the reclassification, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in membership interests in UCP LLC or shares of the Issuer's Class A Common Stock or Class B Common Stock during the past 60 days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Investor Rights Agreement, which are filed as Exhibits 2, 3 and 4 hereto, respectively, and incorporated herein by reference.

Exchange Agreement

The information set forth under Item 3 is hereby incorporated herein by reference.

Registration Rights Agreement

On July 23, 2013, PICO entered into a Registration Rights Agreement with the Issuer. This agreement provides PICO with the right to require the Issuer, at the Issuer's expense, to register shares of the Issuer's Class A Common Stock that are issuable upon exchange of membership interests of UCP LLC (the “Registrable Shares”). Pursuant to the Registration Rights Agreement, the Issuer granted to PICO and its direct and indirect transferees (i) shelf registration rights requiring the Issuer, subject to availability to use of Form S-3, to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, (ii) demand registration rights to have the Registrable Shares registered for resale, regardless if Form S-3 is available to use and, (iii) in certain circumstances, the right to include (a “piggy-back registration”) the Registrable Shares in registration statements the Issuer may file in connection with any future public offering. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of PICO (and their affiliates) relating to such registrations and indemnify PICO against certain liabilities, which may arise under the Securities Act of 1933, as amended.

Investor Rights Agreement

In July 2013, PICO entered into an Investor Rights Agreement with the Issuer. Pursuant to the Investor Rights Agreement, PICO has the right to nominate two individuals for election to the Issuer's Board of Directors for as long as PICO owns 25% or more of the combined voting power of the Issuer's outstanding Class A and Class B Common Stock and one individual for as long as it owns at least 10% (in each case, excluding shares of any of the Issuer's common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares). However, the Investor Rights Agreement does not entitle PICO to nominate individuals for election to the Issuer's Board of Directors if its election would result in PICO nominees comprising more than two of the Issuer's directors (for as long as PICO owns 25% or more of the combined voting power of the Issuer's outstanding Class A and Class B Common Stock) or one of the Issuer's directors (for as long as PICO owns at least 10% of the combined voting power of the Issuer's outstanding Class A and Class B Common Stock). In the event that any board member nominated by PICO shall for any reason cease to serve as a member of the Issuer's Board of Directors during his or her term of office, the resulting vacancy on the board will be filled by an individual selected by PICO. Certain directors of the Issuer have agreed to vote all shares of the Issuer's Class A Common Stock that they own in favor of PICO nominees in any election of directors for as long as PICO owns at least 10% of the combined voting power of the Issuer's outstanding Class A and Class B Common Stock. PICO is entitled to one vote for each Series A Unit of UCP LLC that it holds regardless of the number of shares of Class B Common Stock it holds. In addition, the Investor Rights Agreement will obligate the Issuer to provide PICO with financial reports and related inspection rights in order to allow PICO to satisfy its reporting and other regulatory obligations. The Investor Rights Agreement will terminate when PICO and its permitted transferees collectively own less than 10% of the combined voting power of the Issuer's outstanding Class A and Class B Common Stock or when PICO is no longer required to consolidate the Issuer's financial condition and results of operations in its financial statements, whichever is later.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated July 26, 2013 among the Reporting Persons
2	Exchange Agreement dated as of July 23, 2013, (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.
3	Registration Rights Agreement dated as of July 23, 2013 (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.
4	Investor Rights Agreement dated as of July 23, 2013 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2013

PICO HOLDINGS, INC.

	By:	/s/ Maxim C. W. Webb
	Name:	Maxim C. W. Webb
	Title:	Chief Financial Officer, Executive Vice President

Dated: August 1, 2013
/s/ John R. Hart
John R. Hart

INDEX OF EXHIBITS

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated July 26, 2013 among the Reporting Persons
2	Exchange Agreement dated as of July 23, 2013, (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.
3	Registration Rights Agreement dated as of July 23, 2013 (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.
4	Investor Rights Agreement dated as of July 23, 2013 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1 (Reg. No. 333-87735) filed by the Issuer.